

Mail Stop 4720

May 10, 2018

Scott C. Wylie
Chairman, Chief Executive Officer and President
First Western Financial, Inc.
1900 16th Street, Suite 1200
Denver, CO 80202

> **Re: First Western Financial, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted April 13, 2018**
> **CIK No. 0001327607**

Dear Mr. Wylie:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. We note the disclosure on page 47 that shares of restricted stock will to be granted to management in connection with this offering. Please advise whether these only consist of the Market Performance Units disclosed in the Summary Compensation Table on page 122.

Summary

Our Competitive Strengths, page 9

3. To provide investors with a more balanced picture of your operations, please briefly discuss the losses in two of your operating segments in each of the past two years.

Unaudited Pro Forma Consolidated Financial Information, page 21

4. We note that the acquisition of EMC Holdings, LLC ("EMC") occurred on September 15, 2017 but pro forma adjustments are only provided on page 22 for EMC for the period from July 1, 2017 through August 31, 2017. Please tell us and revise your filing accordingly to provide pro forma adjustments for the period from September 1, 2017 until the acquisition on September 15, 2017. Please ensure and confirm that all adjustments are reflective as if the acquisition occurred on January 1, 2017.

Unaudited Pro Forma Condensed Combined Statement of Income for the Year ended December 31, 2017, page 22

5. Please clarify your pro forma adjustment "a" related to the $0.4 million of net gain on mortgage loans that were locked but not funded as of the date of the acquisition of EMC. It would appear, based upon your disclosure that these loans were funded post-acquisition and any related gains on the subsequent sale would be included in the historical income statement of First Western for the year ended December 31, 2017. Please tell us and revise your filing to explain in further detail how you determined your current presentation of this pro forma adjustment or revise the adjustment and related footnote, as necessary.

6. Please tell us and revise your filing to disclose how you determined the amount of the expense related to the vesting of your restricted stock awards included in your pro forma adjustment "b" as it appears that you are recognizing a full year of expense as a pro forma adjustment. In this regard, please tell us if the historical financial statements of First Western for the year ended December 31, 2017 include a portion of this expense since the acquisition was completed on September 15, 2017. Additionally, please disclose the estimated service period for which you are recording cash compensation and explain how you determined the pro forma adjustment amount.

7. Please revise your filing regarding your pro forma adjustment "c" to disclose the assets acquired for which you have recorded a pro forma adjustment related to depreciation expense. We note disclosure on page F-18 that your acquired assets are comprised of intangible assets totaling $0.6 million related to a non-competition agreement and acquired mortgage loans that were locked but not funded as of the acquisition date in the amount of $0.4 million.

8. Please revise your filing and footnote to clarify the nature of the pro forma adjustment "e" as your current disclosure states that this adjustment is to record the results of operations of EMC from July 1, 2017 until the acquisition date.

Segment Reporting, page 91

9. We note disclosures on page 92 that your Capital Management segment has reported losses before income taxes of $874 thousand and $1.1 million for the fiscal years ended December 31, 2017 and 2016, respectively. We also note that you have $8.8 million of goodwill attributed to your Capital Management segment. Please revise your filing to provide information for investors to assess the probability of future goodwill impairment charges related to your Capital Management segment. For example, please disclose whether any of your reporting units are at risk of failing step one of the impairment test or that the fair value of each of your reporting units are substantially in excess of carrying value and are not at risk of failing step one. If a reporting unit is at risk of failing step one, you should disclose:

    •   The percentage by which fair value exceeded carrying value at the date of the most recent step one test;

    •   The amount of goodwill allocated to the reporting unit;

    •   A more detailed description of the methods and key assumptions used and how the key assumptions were determined;

    •   A discussion of the degree of uncertainty associated with the assumptions; and

    •   A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Assets Under Management, page 94

10. We note your disclosure on page 88 that your trust and investment management fees represent the largest component of non-interest income and that assets under management ("AUM") has increased $448.5 million, or 9.1% to $5.4 billion at December 31, 2017, primarily due to large contributions and market gains. Given the significance of this revenue stream to your operating results and its recent growth, please revise your disclosure to include a roll-forward of AUM showing the beginning balance, gross inflows, gross outflows, market appreciation/deprecation, and effects of acquisition, new business developments, and dispositions to arrive at an ending AUM balance. In addition, please quantify the weighted average management fee rate and, if relevant, include a discussion of any significant trends in your average fee rates that attributed to the increase in fees during the period. To the extent that fee levels vary significantly by AUM product, please

Scott C. Wylie
First Western Financial, Inc.
May 10, 2018
Page 4

disaggregate the AUM roll-forwards by the different material products. Refer to Item 303(a)(3) of Regulation S-K.

Management

The Business Background of Our Directors and Executive Officers, page 111

11. Please revise your disclosure on page 110 and 111 to clarify that Ms. Thompson has since retired from your company.

Principal and Selling Shareholders, page 132

12. We note that you have provided this information as of December 31, 2017. Please update this information as of a more recent practicable date or advise. In addition, please clarify for us whether you have included the ownership of any Series D preferred shares that are convertible into common stock or "Make Whole Rights" in your calculation of beneficial ownership. Refer to Item 403 of Regulation S-K for guidance.

Certain Relationships and Related Persons Transactions

Lease of Cherry Creek Location, page 134

13. Please file the related party agreement for the Cherry Creek location lease as an exhibit or advise. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

   You may contact John Spitz, Staff Accountant, at 202-551-3484 or John Nolan, Senior Assistant Chief Accountant, at 202-551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston, Staff Attorney, at 202-551-3448 or me at 202-551-3391 with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel
Office of Financial Services

  cc: Michael G. Keeley, Esq.